NO ACT

PE
1-25-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025675

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Received SEC
MAR 05 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-5-12

Randy S. Hyne
Fossil, Inc.
randyh@fossil.com

Re: Fossil, Inc.
Incoming letter dated January 25, 2012

Dear Mr. Hyne:

This is in response to your letter dated January 25, 2012 concerning the shareholder proposal submitted to Fossil by Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund and Calvert VP S&P Mid Cap 400 Index Portfolio. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jules Frieder
Calvert Investment Management, Inc.
Jules.Frieder@calvert.com

March 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fossil, Inc.
Incoming letter dated January 25, 2012

The proposal requests that the board issue a report describing the company's supply chain standards related to environmental impacts.

We are unable to concur in your view that Fossil may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Fossil's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Fossil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FOSSIL

January 25, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Fossil, Inc. - Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Fossil, Inc., a Delaware corporation (the "***Company***"), submits this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude a shareholder proposal and supporting statement (the "***Proposal***") from the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "***2012 Proxy Materials***"). The Proposal was submitted by Calvert Investment Management, Inc. on behalf of Calvert Social Index Fund and Calvert VP S&P Mid Cap 400 Index Portfolio (together, the "***Proponents***"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Staff. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being delivered simultaneously to the Proponents and the Proponents' representative, informing them of the Company's intention to omit the Proposal from its 2012 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2012 Proxy Materials with the Commission.

Summary of the Proposal

The Proposal requests that the Board of Directors issue a report describing the Company's supply chain standards related to environmental impacts – particularly water use and related pollution. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

The Proposal is Excludable Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The Commission has acknowledged that the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "***1998 Release***").

The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The

901 S. Central Expressway • Richardson, Texas 75080 • 972.234.2525

first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not seek to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal Inappropriately Infringes Upon Fundamental Management Tasks and Seeks to Micro-Manage the Business

The Company believes that the Proposal raises both of the above-described policy considerations. Here, the Proposal seeks information on the Company's supply chain standards. The Company is a global design, marketing and distribution company with an extensive line of men's and women's fashion watches and jewelry, handbags, small leather goods, belts, sunglasses, shoes, soft accessories and clothing. The Company's products are sold to department stores, specialty retail locations, and specialty watch and jewelry stores in over 120 countries worldwide through 23 Company-owned foreign sales subsidiaries and through a network of over 60 independent distributors.

The Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it involves fundamental ordinary business matters. A company's supply chain consists of the systems and organizations involved from the design and manufacturing to marketing and distribution of its products. As a result, a company's supply chain standards involve fundamental business decisions related to virtually all aspects of the day-to-day operation of its business.

As a design, marketing and distribution company, the Company's supply chain standards involve a myriad of complex management decisions in each of these areas of the Company's business. For example, the Company's product design and innovation drive decisions with respect to product materials and treatments, product quality and quantity and supplier selection. Marketing, licensing and branding issues impact decisions with respect to price points, geographic areas and distribution channels. Distribution decisions also determine geographic areas, distribution channels and inventory. Each of these business decisions are part of the complex process of determining the Company's supply chain and supply chain standards. The ability to make such decisions in connection with the Company's supply chain and supply chain standards requires business judgments regarding product design and cost and is fundamental to management's ability to control the day-to-day operations of the Company.

In the 1998 Release, the Commission specifically cited "decisions on production quality and quantity, and the retention of suppliers" as examples of tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Proposal relates directly to the Company's process of production and its choice of supply and suppliers of materials for its products and therefore deals with matters relating to the Company's ordinary business operations and should be excluded.

Proposals that provide shareholders with an opportunity to second-guess management's decisions regarding supply chain issues constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. The Staff has consistently taken the position that shareholder proposals regarding decisions relating to supply chain issues, including supplies, supplier relationships, customer relations and product quality, may be omitted from the issuer's proxy material pursuant to paragraph (i)(7). *See e.g., Dean Foods Co.*(March 9, 2007) (proposal excludable because customer relations and decisions relating to supplier relationships were related to Dean Foods' ordinary business operations); *Best Buy Co., Inc.* (March 21, 2008) (proposal excludable because decisions concerning the paper stock used by Best Buy was a matter relating to the company's ordinary business operations); *Coca-Cola Co.* (February 17, 2010) (proposal excludable because customer relations and decisions relating to product quality were matters relating to Coca-Cola's ordinary business operations); *JPMorgan Chase & Co.* (March 12, 2010) (proposal excludable because customer relations or the sale of particular services were matters related to JPMorgan Chase's ordinary business operations).

Further, the Proposal seeks to "micro-manage" the Company by probing too deeply into complex business matters. Decisions concerning the Company's production and distribution processes and sources of supplies are outside the knowledge and expertise of shareholders as a group. The evaluation of sources of supplies and suppliers and the production and distribution of products requires the Company's management to evaluate a broad spectrum of legal, business, cultural, internal and external considerations and risks, none of which can readily be isolated from other factors. The average shareholder, who presumably lacks training in the design, marketing and distribution of watch products, fashion accessories, clothing and shoes, or in supply chain management issues, would have difficulty evaluating these supply chain issues and their impact on the Company's business operations. The Company's management is better equipped than its shareholders to deal with these complex issues.

Although the Proposal is presented in the form of a request for a report, the Commission looks to the subject matter underlying the report. In *Exchange Act Release No. 34-20091* (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., Dean Foods Co.* (March 9, 2007).

Social Policy Issue Exception Not Applicable

We are aware that the Staff has previously taken the position that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See 1998 Release. The Staff noted in Staff Legal Bulletin No. 14C (June 28, 2005) that, in determining whether the proposal involves a matter of significant social policy, the Staff considers "both the proposal and the supporting statement as a whole."

The Proposal does not raise significant social policy concerns. The Proposal requests a report to the shareholders on the Company's "supply chain standards related to environmental impacts – particularly water use and related pollution." The focus of the Proposal is on the Company's supply chain standards. The underlying intent of the Proposal is revealed by the introductory statement which only discusses the business risks and "reputational damage" facing companies that are "vulnerable to resource scarcity" and the disclosure of "opportunities for brand enhancement through reputable supply chain management."

In addition, although portions of the supporting statement discuss certain environmental concerns, the Proposal and other portions of the supporting statement are focused only on business concerns. As discussed previously, the introductory paragraph of the supporting statement is focused on business risks and reputational damage arising from resource scarcity. These concepts are repeated at the end of the supporting statement where the Proponents again refer to "the business risks associated with water scarcity" with a call for the Company to "address these long-term business risks." The supporting statement concludes with a request for shareholders to vote in favor of the proposal for "success of Fossil Inc.'s long-term operations." Thus, in considering both the Proposal and the supporting statement, the Proposal does not involve a significant social policy. The Proponents should not be permitted to seek shareholder oversight of such ordinary business matters associated with the Company's business by simply mentioning environmental concerns.

The Staff has consistently permitted exclusion of shareholder proposals when the focus of the proposal is on a company's day-to-day business operations, notwithstanding that the proposal incidentally raises a public policy issue. See *Dean Foods Co.* (March 9, 2007); *Coca-Cola Co.*(February 17, 2010); *Best Buy* (March 21,

2008); *The Home Depot* (March 4, 2009) (allowing exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in its private label n:vision brand products); *Wal-Mart Stores, Inc.* (March 11, 2008) (allowing exclusion of a proposal requesting that the company publish a report on the company's policies on nanomaterial product safety); and *Family Dollar Stores, Inc.* (November 6, 2007) (allowing exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger public policy issues.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2012 Proxy Materials. Please do not hesitate to call me at (972) 234-2525 if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,



Randy S. Hyne
Vice President, General Counsel and Corporate Secretary

cc: Jules Frieder, Calvert Investment Management, Inc.

Attachments

EXHIBIT A

(See Attachment)

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 14, 2011

Fossil, Inc.
Attention: Corporate Secretary
901 S. Central Expressway
Richardson, TX 75080

Dear Randy S. Hyne:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of December 11, 2011, Calvert had over $12.8 billion in assets under management.

Calvert Social Index Fund, Calvert VP S&P Mid Cap 400 Index Portfolio and Calvert Balanced Portfolio (the "Funds") are each a beneficial owner of at least $2,000 in market value of securities of Fossil Inc. (the "Company") entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors provide a report to shareholders describing the Company's supply chain standards related to environmental impacts – particularly water use and related pollution. This report, prepared at reasonable cost and omitting proprietary information, shall be released by November 1, 2012.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Jules Frieder at 301-961-4753 or contact her via email at Jules.Frieder@calvert.com.

We look forward to working with you to help you address important sustainability concerns.

Sincerely,

Lancelot A. King, Esq.,
Assistant Vice President and Assistant Secretary,
Calvert Investment Management, Inc.
Calvert Social Index Series, Inc.
Calvert Variable Products, Inc.
Calvert Social Investment Fund

Enclosures
Resolution Text

cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Jules Frieder, Calvert Investment Management, Inc.

Fossil Inc.
SUPPLY CHAIN ENVIRONMENTAL MATTERS (2011-2012)

RESOLVED: Shareholders request that the Board of Directors issue a report describing the company's supply chain standards related to environmental impacts – particularly water use and related pollution. This report, prepared at reasonable cost and omitting proprietary information, shall be released by November 1, 2012.

SUPPORTING STATEMENT: Companies that rely heavily on water or other resources in their supply chains are vulnerable to resource scarcity and reputational damage. Investors increasingly seek disclosure of how companies manage this risk and maximize opportunities for brand enhancement through reputable supply chain management.

Leading companies in apparel and accessories publish sustainability policies and reports that describe vendor standards and sustainable business practices. They gather and disclose information about key environmental impacts throughout the value chain of their products. Nine West, Adidas, Clarks, Dr. Martens, Deckers, K-Swiss, New Balance, Nike, Puma, Timberland, Wolverine all participate in the Leather Working Group (LWG), a multi-stakeholder initiative that maintains an environmental auditing protocol and promotes sustainable business practices among companies that produce leather and leather goods.

In 2010, Nike committed to have all leather suppliers join LWG and actively worked with their suppliers toward that goal. Nike also took a leading role in developing the auditing protocol to strengthen the voluntary program. Timberland was a founding member of LWG and has continued to work closely with tanners to reduce environmental impacts.

While leather goods are a growing segment in Fossil's product line up, the company is not a member of the LWG and does not disclose information about an alternative supplier environmental audit program. Furthermore, Fossil does not disclose corporate environmental policies, nor does Fossil communicate to stakeholders and shareholders important information about long-term sustainability performance such as water and energy use and pollution reduction strategies related to the production of leather goods.

As a global company, Fossil's supply chains employ energy-intensive processes and create significant water demands and detrimental effects, particularly in leather tanning and finishing. Producing leather goods such as belts, shoes, handbags and gloves is a water intensive process. According to the Water Footprint Network, on average it takes 4,400 gallons of water to make one pair of leather shoes, depending on the type of animal used.

Furthermore, leather tanning and finishing are polluting processes that use and discharge heavy metals, chemicals, organic matter, salts and acids. Untreated effluent is a serious problem in developing countries where leather production is growing. With suppliers located throughout the world, Fossil is well positioned to work with third party manufactures to improve sustainability practices and disclosure. In addition, the business risks associated with water scarcity and declining water quality are likely to be worsened by climate change in certain regions. It is imperative that Fossil address these long-term business risks.

There are significant opportunities for Fossil Inc. to adopt practices that reduce supply chain environmental impacts.

THEREFORE, please vote FOR this common-sense proposal for improved environmental performance, transparency and success of Fossil Inc's long-term operations.

FOSSIL

January 13, 2012

VIA E-MAIL

Jules Frieder
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Re: Stockholder Proposal

Dear Ms. Frieder:

Reference is made to your letter dated December 14, 2011 (the "Letter") with respect to a proposed stockholder proposal submitted for inclusion in the proxy statement for Fossil, Inc. (the "Company"). The Letter indicates that supporting documentation for the beneficial ownership of the Funds (as defined in the Letter) will be provided under separate cover. To date, the Company has not received supporting documentation. Please forward to me the referenced supporting documentation by no later than Friday, January 20, 2012.

If you have any questions, please call me at (972) 699-2115.

Sincerely,

FOSSIL, INC.

By: [signature]
Randy S. Hyne
Vice President, General Counsel and Secretary

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 22, 2011

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 21, 2011 the Calvert Funds listed below held the indicated amount of shares of the stock of Fossil. INC. (Cusip 349882100). Also the funds held the amount of shares indicated continuously between 12/10/2010 & 12/21/2011.

Fund	Fund Name	Cusip	Shares as of 12/21/2011	Shares held continuously since 12/10/2010
D872	Calvert Social Index Fund	349882100	859	752
D895	CALVERT VP S&P MID CAP 400 INDEX PORTFOLIO	349882100	8,926	7,800
D8B1	CSIF BALANCED PORTFOLIO	349882100	12,075	0

Please feel free to contact me if you need any further information.

Sincerely,

Dave Messa
Assistant Vice President
State Street Corp

January 18, 2012

VIA E-MAIL

Jules Frieder
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Re: Stockholder Proposal

Dear Ms. Frieder:

We are in receipt of a letter dated December 22, 2011 (the "Letter") from State Street Corp. verifying the number of shares of common stock of Fossil, Inc. (the "Company") held by Calvert Social Index Fund, Calvert VP S&P Mid Cap 400 Index Portfolio and CSIF Balanced Portfolio in connection with a certain shareholder proposal (the "Proposal") submitted by letter dated December 14, 2011. The Company notes that CSIF Balanced Portfolio has held 0 shares continuously since December 10, 2010. As a result, CSIF Balanced Portfolio is not eligible under Rule 14a-8(b)(1) of the Securities Exchange Act of 1934 to submit a shareholder proposal. Accordingly, the Company intends to omit CSIF Balanced Portfolio as a shareholder proponent of the Proposal.

If you have any questions, please call me at (972) 699-2115.

Sincerely,

FOSSIL, INC.

By: ______________________
Randy S. Hyne
Vice President, General Counsel and Secretary

Randy Hyne

From: jules.frieder@calvert.com
Sent: Thursday, January 19, 2012 12:39 PM
To: Randy Hyne
Cc: Ivy.Duke@Calvert.com; Stu.Dalheim@Calvert.com
Subject: RE: Fossil, Inc.

Greetings Mr. Hyne,

Thank you for your correspondence. We recognize that the 3rd (unsubstantiated Fund) should be struck from the resolution. We are still interested in discussing with you the issues outlined in our proposal on behalf of the remaining proponents. Please let me know if you would like to set up a telephone conversation. I can be reached at 301-961-4753. Thank you.

Warm Regards,
Jules

Julie Frieder, Senior Sustainability Analyst
Calvert Investments
4550 Montgomery Ave.
Bethesda, MD 20814
ph: 301-961-4753
fax: 303-443-9354